Filed Pursuant to Rule 433

Registration No. 333-178120

AIR PRODUCTS AND CHEMICALS, INC.

FINAL TERM SHEET

July 28, 2014

3.350% Notes Due 2024

Issuer:	Air Products and Chemicals, Inc.

Principal Amount:	$400,000,000

Ratings*:	A2/A (Moody’s/S&P)

Trade Date:	July 28, 2014

Settlement Date (T+3):	July 31, 2014

Final Maturity Date:	July 31, 2024

Interest Payment Dates:	Semi-annually on each January 31 and July 31, commencing on January 31, 2015

Optional Redemption:	Prior to April 30, 2024, at any time at an amount equal to the principal amount plus a make whole premium, using a discount rate of Treasury plus 15 bps.

On or after April 30, 2024, at any time at par.

Change of Control Repurchase Offer:	If a change of control triggering event occurs, the Company will be required to make an offer to purchase the notes at a purchase price of 101% of the aggregate principal amount of the notes, together with accrued and unpaid interest on the notes to, but not including, the date of repurchase.

Coupon:	3.350%

Re-offer Spread to Benchmark Treasury:	+90 bps

Benchmark Treasury:	2.50% due May 2024

Benchmark Treasury Yield and Price:	2.489%, 100-03

Yield to Maturity:	3.389%

Price to Public:	99.672%

CUSIP/ISIN:	009158 AV8 / US009158AV87

Joint Book-Running Managers:	Barclays Capital Inc., RBS Securities Inc., Wells Fargo Securities, LLC

Co-managers:	BBVA Securities Inc., Santander Investment Securities Inc., Scotia Capital (USA) Inc., SMBC Nikko Securities America, Inc.

Conflicts of Interest:

A portion of the proceeds from this offering will be used to repay borrowings under our commercial paper program. Affiliates of certain of the managers are dealers under the commercial paper program and may receive an amount in excess of 5% of the net proceeds from this offering. Such payments constitute a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority (FINRA). Because the notes offered hereby are investment grade rated, no “qualified independent underwriter” is required to be appointed in connection with the offering. However, as required by FINRA Rule 5121, no sale of the notes offered hereby will be made by any affected underwriter to an account over which it exercises discretion without the prior specific written consent of the account holder.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain of the underwriters are not U.S. registered broker-dealers and, therefore, to the extent that they intend to effect any sales of the notes in the United States, they will do so through one or more U.S. registered broker-dealers as permitted by FINRA regulations. Certain non-U.S. underwriters may, however, share underwriting income with affiliates.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. The information in this term sheet supersedes the information contained in the prospectus and preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the prospectus and preliminary prospectus supplement. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Barclays Capital Inc. 1-888-603-5847

RBS Securities Inc. 1-866-884-2071

Wells Fargo Securities, LLC 1-800-326-5897

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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